Filed pursuant to Rule 253(g)(2)
File No. 024-11102
JAMESTOWN INVEST 1, LLC
SUPPLEMENT NO. 22 DATED APRIL 12, 2024
TO THE OFFERING CIRCULAR DATED SEPTEMBER 24, 2021
This document supplements, and should be read in conjunction with, the offering circular of Jamestown Invest 1, LLC (the “Company,” “we”, “our” or “us”), dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.
The purpose of this supplement is to disclose:
•Net Asset Value (“NAV”) Per Share as of March 31, 2024;
•Update the status of our public offering;
•Provide an asset management update on our investment in Southern Dairies @ Ponce City Market
Net Asset Value (NAV) Per Share
On April 12, 2024, the Investment Committee of the Board of Directors of Jamestown Invest Manager, L.P. (the “Manager”) approved the NAV per share of our common shares of $10.80 as of March 31, 2024. The updated NAV per share will be effective on April 12, 2024, and will be effective until June 30, 2024, or within a commercially reasonable time thereafter.
NAV per share is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of shares outstanding as of March 31, 2024. Our NAV per share is calculated by our internal valuation process that reflects several components, as described in our Offering Circular “Description of our Common Shares—Valuation Policies.”
The Company’s NAV per share for the three months ended March 31, 2024, decreased by $1.34, primarily related to a decline in the Real Estate Valuation, as detailed below.
(a)Real Estate Valuation - The current quarter-end valuation of Southern Dairies (the "Asset") of $47.8 million reflects a $3.5 million or 6.8% decrease in the Asset's gross value compared to the prior quarter valuation of $51.3 million.1 The decrease in real estate value was a result of a third-party appraisal which reflected a 50 basis point increase in both the exit cap rate and discount rate from 6.5% to 7.0%, and 7.0% to 7.5% respectively. The decrease in real estate valuations are a result of capital markets dislocation, lack of investment transactions, and difficult office leasing environment. Although the real estate valuation for Southern Dairies declined 4.97% since December 31, 2022, it was less than the decrease experienced by the private markets of approximately 17.4%4 given the Asset’s strong occupancy and location.
(b)Debt Valuation - An interest rate swap was put in place in April 2020 for $21.2 million of the $25.8 million principal loan amount and bears a fixed rate of 2.683% per annum through 2025. The remaining balance bears a floating rate of SOFR + 1.63% for an all-in blended interest rate of 3.43% per annum.2,3 The value of the interest rate swap for the fixed portion of the loan was impacted by the recent decline in the forward interest rate curve resulting in a decrease in value of approximately $92,000 for the quarter ended March 31, 2024.
Status of Our Public Offering
As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in our common shares on November 27, 2019. Prior to commencing our public offering, we had raised $5,501,000 through a private placement.
As of March 31, 2024, we had raised public offering proceeds of $5,716,110 and had issued 552,129 shares of our common shares in the public offering. In total, we have raised $11,217,110 in offering proceeds and issued 1,102,299 shares of our common shares through both the private placement and the public offering, excluding any shares redeemed.
1 Shown at 100% Asset level. Jamestown Invest 1, LLC owns a 51% interest in the Asset.
2 The Company’s total outstanding principal balance of debt was $25,817,000 (100% asset level), or $13,166,670 at our 51% ownership share as of March 31, 2024. Accordingly, the Company’s portfolio leverage ratio was 51.34% as of March 31, 2024 (calculated as the Company’s share of outstanding debt of $13,166,670 divided by our share of gross asset value of $25,645,306).
3 Of the total $25,817,000 debt balance (100% share), $21,240,000 bears an all-in interest rate of 2.683% per annum fixed by an interest rate swap, and $4,577,000 bears floating rate interest at SOFR plus 1.63%. Accordingly, the total weighted average interest rate was 3.43% per annum based on rates as of March 31, 2024.
4 Based on the Real Capital Analytics Commercial Property Price Index as of February 29, 2024, for the period December 31, 2022, to February 29, 2024.

Fund Offering
The Manager stopped accepting new investments as of July 12, 2022.

To preserve liquidity for the upcoming loan maturity for Southern Dairies in March 2025, the Manager has elected not to declare distributions or process redemptions for the first quarter of 2024. Given limited liquidity in the marketplace and expanding cap rates, it is possible that a loan rebalancing payment may be required and the Manager wants to ensure Jamestown Invest is prepared if this occurs. Distributions and redemption requests will continue to be evaluated on a quarterly basis.

Momtaz Gilani, Managing Director and Head of Fund Management for Jamestown, succeeds John Wilson, Director and Jamestown Invest Fund Manager, who left the firm in January 2024. Momtaz joined Jamestown in 2012 and has 19 years of industry experience. Momtaz joins the Fund’s Investment Committee, which will continue to play an active role in directing the operations of the Fund.
Asset Management Update - Southern Dairies @ Ponce City Market
Leasing Updates
As of March 31, 2024, the Asset was 94.1% leased with a weighted average lease term of 5.9 years. The Manager is actively marketing the only vacant move-in ready suite of 4,900 SF (5.9% of GLA) to increase cash flow at the Asset.
Parking
For the three months ended March 31, 2024, the Asset generated approximately $95,000 in parking revenue, a 52.6% increase compared to the three months ended March 31, 2023. The increase in revenue is attributed to Blur, ABC, and Live Nation taking on additional parking spaces and also increasing parking rates by $1 per hour.
Property Activations

In February, Sagdrina, founder of Sage D Consulting, created a legacy leadership program for women across the Atlanta community and beyond. Additionally, February was focused on Black History Month and Black love. The series featured Adwoa and Masud who have intertwined their souls’ purpose to be a bridge for research, love, art, and a connection to history.
On March 7, 2024, in honor of Woman’s History Month, Southern Dairies hosted an event with Inclusivv and It All Media for an evening celebrating and supporting female and gender-expansive founders through story, conversation, and community.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	April 12, 2024

Safe Harbor Statement
This Supplement on Form 253(g)(2) contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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